Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

NOTICE OF

THE SECOND EXTRAORDINARY GENERAL MEETING OF 2020

NOTICE IS HEREBY GIVEN that the second extraordinary general meeting of 2020 of PetroChina Company Limited (the “Company”) (the “EGM”) will be held at Beijing Talimu Petroleum Hotel, 5 Beishatan, Chaoyang District, Beijing, the PRC on Monday, 28 September 2020 at 9:00 a.m. to consider and approve the following matters:

ORDINARY RESOLUTIONS

1.

To consider and approve the Transactions, and to authorize the Chairman (and the authorized representatives of the Chairman) to take all necessary actions to determine and deal with the Transactions, approve the relevant agreements, contracts and legal documents, amend, supplement, sign, submit, report and execute all agreements, contracts and documents as deemed appropriate or necessary, deal with the relevant declaration matters, and take all other actions as deemed necessary, beneficial or appropriate to execute the terms of the Transactions and/or make the terms of the Transactions effective; and

2.	To consider and approve the election of Mr. Huang Yongzhang as director of the Company.

By Order of the Board PetroChina Company Limited Wu Enlai
Secretary to the Board

12 August 2020

Notes:

1.

The register of members of H Shares of the Company will be closed from Saturday, 29 August 2020 to Monday, 28 September 2020 (both days inclusive), during which time no share transfers of H Shares will be effected. In order to qualify for attending and voting at the EGM, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration at or before 4:30 p.m. on Friday, 28 August 2020. Holders of the Company’s H Shares whose names appear on the register of members of the Company on Saturday, 29 August 2020 are entitled to attend and vote in respect of resolutions to be proposed at the EGM.

2.	Unless otherwise indicated, the capitalized terms used in this notice shall have the same meaning as those defined in the circular of the EGM of the Company dated 12 August 2020.

3.	Each Shareholder entitled to attend and vote at the EGM may appoint one or more proxies to attend and vote on his behalf at the EGM. A proxy need not be a Shareholder.

4.	A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

5.

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or if the appointer is a legal person, either under seal or under the hand of a director or a duly authorised attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign or other document of authorisation must be notarised. To be valid, for holders of A Shares, the notarised power of attorney or other document of authorisation, and the form of proxy must be delivered to the secretariat of the Board (Address: Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, the PRC (Postal code: 100007)) not less than 24 hours before the time appointed for the holding of the EGM (i.e., by not later than 9:00 a.m., on Sunday, 27 September 2020). In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited (Address: 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) within the same period.

6.

Shareholders who intend to attend this EGM in person or by proxy should return the reply slip accompanying each notice of EGM to the secretariat of the Board on or before Tuesday, 8 September 2020 by hand, by post or by fax.

7.	This EGM is expected to last for half a day. Shareholders (in person or by proxy) attending this EGM are responsible for their own transportation and accommodation expenses.

8.	The address of the secretariat of the Board is as follows:

Room 0610, Block C,

9 Dongzhimen North Street,

Dongcheng District, Beijing, the PRC

Postal code: 100007

Contact person: Wu Enlai

Tel: (8610) 5998 6687

Fax: (8610) 6209 9557

9.

As at the date of this notice, the Board comprises Mr. Dai Houliang as Chairman; Mr. Li Fanrong as Vice Chairman and non-executive Director; Mr. Liu Yuezhen, Mr. Lv Bo and Mr. Jiao Fangzheng as non-executive Directors; Mr. Duan Liangwei as executive Director; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Simon Henry, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.

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